CURTIS W. BARNES
Direct Dial: (617) 824.1215
curtis.barnes@bisys.com
July 31, 2007
Via EDGAR
Mr. Brick Barrientos
Division of Investment Management
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re: Performance Funds Trust (“Registrant”), File Nos. 33-46488; 811-6603
Dear Mr. Barrientos:
The responses to your comments received on July 18, 2007 regarding Registrant’s Post-Effective Amendment No. 30 (“PEA No. 30”) filed with the Securities and Exchange Commission (“SEC”) on June 13, 2007 are as follows:

1.	Comment:	Capitalize the words “bills”, “notes” and “bonds” and define “separately traded registered interest and principal securities” in the second paragraph on page 4.

	Response:	The Registrant will revise the language as requested.

2.	Comment:	Pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A, disclose the fees and expenses associated with Registrant’s investments in other funds (Acquired Funds) under “Fees and Expenses” on page 5.

	Response:	The Registrant anticipates its fees and expenses associated with investments in other funds (Acquired Funds) to be less than 0.01 percent (one basis point) of the average net assets of the U.S. Treasury Money Market Fund. Accordingly, per Instruction 3(f)(i) to Item 3 of Form N-1A, Registrant has included these fees and expenses under the subcaption “Other Expenses” and undertakes to include such fees, in the event such fees are greater than 0.01%, in a separate line item of the fee table.

Performance Funds Trust — PEA No. 30 Filed on June 13, 2007

3.	Comment:	With respect to the first sentence under “Purchasing and Adding to Your Shares” on page 8, delete the sentence “The offering of the Fund’s shares will commence June 1, 2007.”

	Response:	The Registrant will delete the sentence.

4.	Comment:	Pursuant to Item 1(b)(1) of Form N-1A, include Registrant’s Web site on page 20.

	Response:	The Registrant will add its Web site.

5.	Comment:	Change the SEC’s Public Reference Room’s telephone number listed on page 20 to “1-202-551-8090.”

	Response:	The Registrant will make the change.

6.	Comment:	Pursuant to Item 11(f)(1)(iii) of Form N-1A, disclose on page 40 the frequency in lag time between the date of the Registrant’s portfolio holdings information and the date on which the information is disclosed.

	Response:	The Registrant will revise its disclosure to provide that portfolio holdings information disclosed for a legitimate business purpose of the Registrant or that may be included in its marketing materials must be so disclosed with a lag time between the date of the information and date of disclosure of no less than 15 days.

7.	Comment:	Disclose on page 40 the identity of the parties that the Registrant may provide portfolio holdings information to in connection with duties to be performed for the Registrant.

	Response:	The Registrant will revise the language on page 40 to provide:

“The Fund may also provide information regarding portfolio holdings to its service providers where relevant to duties to be performed for the Fund. Such service providers include the Fund’s Fund Accounting Agent, Administrator, Adviser, Custodian, Independent Public Accountant, Transfer Agent, Securities Lending Agent and Legal Counsel as defined herein.”

“Portfolio holdings information made available to third parties for which the Fund has a legitimate business purpose (“non-standard service providers”) include ratings agencies and other qualified financial professionals which are currently Lipper Analytical

Performance Funds Trust — PEA No. 30 Filed on June 13, 2007

Services, Moody’s Investors Service, Morningstar, Standard & Poor’s Rating Service and Bloomberg.”
“Tandy” Representation:
Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.
Should you have any questions or comments regarding the above, please contact the undersigned at (617) 824.1215.
Sincerely,
/s/ Curtis W. Barnes
Curtis W. Barnes
Secretary to Registrant
cc: Michael P. Malloy, Esq.